Exhibit 99.1

Aeterna Zentaris Announces Final Settlement of Previously Disclosed Class-Action Lawsuit

CHARLESTON, S.C., June 3, 2021 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today announced the U.S. District Court for the District of New Jersey has given final approval of the settlement from the previously disclosed class-action lawsuit against the Company. The settlement payment will be funded entirely by the Company’s insurers. Pending no action taken during the 30-day appeal period, this matter will be considered fully and finally settled.

The previously disclosed class-action lawsuit alleged that the Company and certain of its current and former officers and directors violated the Securities Exchange Act of 1934 in connection with certain public statements made between August 30, 2011, and November 6, 2014, regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company’s New Drug Application for the product by the FDA. Although Aeterna denies all of the alleged claims and all liability, it agrees that the settlement is appropriate to resolve the disputes, avoid further costs of litigation and avoid further distractions to management.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD) in collaboration with Novo Nordisk.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing preclinical pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease). Additionally, the Company is developing an oral prophylactic bacterial vaccine against SARS-CoV-2, the virus that causes COVID-19.

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations, and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainties, and assumptions, known and unknown, many of which are beyond our control. Forward-looking statements in this press release include, but are not limited to, those relating to actions taken during the 30-day appeal period. .

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 40-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com